SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2013

POSTMEDIA NETWORK CANADA CORP.
(Translation of registrant’s name into English)

1450 Don Mills Road, Toronto, Ontario M3B 2X7 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

On September 9, 2013, Postmedia Network Canada Corp. (the “registrant”) released the document listed below announcing its intention to sell two of its real estate holdings – the Kennedy Heights printing facility located at 12091 – 88th Avenue in Surrey, B.C. and the Calgary Herald building at 215 16th Street S.E. in Calgary. Consistent with its strategy to reduce legacy costs and pay down debt, the registrant will apply the net proceeds from these potential sales to redeem an equal amount of its 8.25% Senior Secured Notes due 2017.

The registrant has entered into a print outsourcing agreement with TC Transcontinental Printing for production of the Calgary Herald newspaper, beginning November, 2013. Furthermore, the registrant has invited union representatives in Vancouver to work with it to develop alternatives to Kennedy Heights for the printing of The Vancouver Sun and The Province.

The document included with this report is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

The document included with this report is being furnished, not filed, and will not be incorporated by reference into any registration statement filed by the registrant under the Securities Act of 1933, as amended.

Exhibit 99.1                  Press release dated September 9, 2013.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

		By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer
Date:	September 9, 2013

EXHIBIT INDEX

Exhibit 99.1                                 Press release dated September 9, 2013.